Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-227001

Pricing Supplement Dated April 15, 2020 To the Product Prospectus Supplement ERN-EI-1, the Prospectus Supplement and the Prospectus, Each Dated September 7, 2018	$3,375,000 Geared Buffered Reverse Convertible Notes due April 19, 2021 Linked to the Russell 2000® Index

Royal Bank of Canada is offering Geared Buffered Reverse Convertible Notes (“RevCons” or the “Notes”) linked to the index set forth below (the “Reference Asset”). The RevCons offered are senior unsecured obligations of Royal Bank of Canada, will pay a monthly coupon at the interest rate specified below, and will have the terms described in the documents described above, as supplemented or modified by this pricing supplement, as set forth below.
The RevCons do not guarantee any return of principal at maturity. All payments on the RevCons are subject to our credit risk.
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P7 of this pricing supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated September 7, 2018, and “Risk Factors” on page S-1 of the prospectus supplement dated September 7, 2018.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
Issuer:	Royal Bank of Canada	Stock Exchange Listing:	None
Trade Date:	April 15, 2020	Principal Amount:	$1,000 per RevCon
Issue Date:	April 20, 2020	Coupon Payments:	The coupon will be paid in monthly installments at the rate of 7.25% per annum
Reference Asset	Initial Level*	Buffer Level
Russell 2000® Index (“RTY”)	1,237.333	989.866 (80% of the Initial Level, rounded to three decimal places)
*The Initial Level is the closing level of the Reference Asset on April 14, 2020.
Final Level:	The closing level of the Reference Asset on the Valuation Date.
Payment at Maturity (if held to maturity):
For each $1,000 principal amount, $1,000 plus accrued and unpaid interest at maturity, unless the Final Level of the Reference Asset is less than its Buffer Level.
If the Final Level of the Reference Asset is less than the Buffer Level, then the investor will receive at maturity, instead of the principal amount, in addition to accrued and unpaid interest, an amount in cash equal to the sum of:
(a) $1,000 plus (b) the product of (i) $1,000 times (ii) the sum of the Percentage Change plus 20% times (iii) the Downside Multiplier:
$1,000 + [$1,000 x (Percentage Change + 20%) x (100/80)]
Investors could lose some or all of their investment at maturity if there has been a decline in the level of the Reference Asset below the Buffer Level.

CUSIP	Coupon Rate	Principal Amount	Price to Public	Agent’s Commission	Proceeds to Royal Bank of Canada
78015KNR1	7.25% per annum	$3,375,000	100%	$0 0%	$3,375,000 100%
The initial estimated value of the Notes as of the Trade Date is $975.90 per $1,000 in principal amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Geared Buffered Reverse Convertible Notes
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

General:	This pricing supplement relates to an offering of Geared Buffered Reverse Convertible Notes (“RevCons” or the “Notes”) linked to the Reference Asset.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Trade Date (Pricing Date):	April 15, 2020
Issue Date:	April 20, 2020
Valuation Date:	April 14, 2021
Maturity Date:	April 19, 2021
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.
Designated Currency:	U.S. Dollars
Coupon Rate:	7.25% per annum.
Coupon Payment Dates:
The coupon will be paid in monthly installments on May 19, 2020, June 18, 2020, July 17, 2020, August 19, 2020, September 17, 2020, October 19, 2020, November 19, 2020, December 17, 2020, January 20, 2021, February 19, 2021, March 18, 2021, and the Maturity Date, subject to postponement as set forth in the prospectus supplement.

Record Dates:
The record date for each Coupon Payment Date will be one business day prior to that scheduled Coupon Payment Date; provided, however, that any coupon payable at maturity will be payable to the person to whom the payment at maturity will be payable.

Percentage Change:	Expressed as a percentage, an amount equal to:
Initial Level:	The closing level of the Reference Asset on April 14, 2020, as set forth on the cover page.
Buffer Level:	80% of the Initial Level, as set forth on the cover page.
Final Level:	The closing level of the Reference Asset on the Valuation Date.
Downside Multiplier:	100/80, which is equal to 1.25.
Payment at Maturity (if held to maturity):
For each $1,000 in principal amount of the Notes, the investor will receive $1,000 plus any accrued and unpaid interest at maturity, unless the Final Level of the Reference Asset is less than the Buffer Level.
If the Final Level of the Reference Asset is less than the Buffer Level, then the investor will receive at maturity, instead of the principal amount of the Notes, in addition to any accrued and unpaid interest, an amount in cash equal to:
$1,000 + [$1,000 x ((Percentage Change + 20%) x (100/80))]
Investors in the Notes could lose some or all of their investment at maturity if the Final Level is less than the Buffer Level.

Calculation Agent:	RBC Capital Markets, LLC

P2	RBC Capital Markets, LLC

Geared Buffered Reverse Convertible Notes
Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the Issue Date.  The amount that an investor may receive upon sale of the Notes prior to maturity may be less than the principal amount.

Listing:	None
Settlement:	DTC global notes
Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on the cover page and on pages P2 and P3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement.

P3	RBC Capital Markets, LLC

Geared Buffered Reverse Convertible Notes
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated September 7, 2018, as supplemented by the prospectus supplement dated September 7, 2018 and the product prospectus supplement dated September 7, 2018, relating to our Senior Global Medium-Term Notes, Series H, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 7, 2018 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated September 7, 2018, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005973/l96181424b3.htm
Prospectus Supplement dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005975/f97180424b3.htm
Product Prospectus Supplement ERN-EI-1 dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000114036118038044/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.

P4	RBC Capital Markets, LLC

Geared Buffered Reverse Convertible Notes
HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY
The examples set forth below are provided for illustration purposes only.  The assumptions in each of the examples are purely hypothetical and do not relate to the actual performance of the Reference Asset.  The hypothetical terms do not purport to be representative of every possible scenario concerning increases or decreases in the Final Level of the Reference Asset relative to the Initial Level.  We cannot predict the actual performance of the Reference Asset.
The table below illustrates the Payment at Maturity of the Notes (excluding the final Coupon Payment) for a hypothetical range of performance for the Reference Asset, assuming an Initial Level of 100.00, a Buffer Level of 80 and an initial investment of $1,000. For this purpose, we have assumed that there will be no market disruption events. Hypothetical Final Levels are shown in the first column on the left.  The second column shows the Percentage Change. The third column shows the Payment at Maturity as a percentage of the principal amount, rounded to two decimal places. The last column shows the hypothetical Payment at Maturity per $1,000 in principal amount of the Notes.
Hypothetical Final Level	Percentage Change	Payment at Maturity as Percentage of Principal Amount	Hypothetical Payment at Maturity
150.00	50.00%	100.00%	$1,000.00
130.00	30.00%	100.00%	$1,000.00
120.00	20.00%	100.00%	$1,000.00
110.00	10.00%	100.00%	$1,000.00
100.00	0.00%	100.00%	$1,000.00
90.00	-10.00%	100.00%	$1,000.00
85.00	-15.00%	100.00%	$1,000.00
80.00	-20.00%	100.00%	$1,000.00
75.00	-25.00%	93.75%	$937.50
70.00	-30.00%	87.50%	$875.00
60.00	-40.00%	75.00%	$750.00
50.00	-50.00%	62.50%	$625.00
30.00	-70.00%	37.50%	$375.00
10.00	-90.00%	12.50%	$125.00
0.00	-100.00%	0.00%	$0.00

P5	RBC Capital Markets, LLC

Geared Buffered Reverse Convertible Notes
Hypothetical Examples of Amounts Payable at Maturity
The following hypothetical examples illustrate how the payments set forth in the table above are calculated.
Example 1: The level of the Reference Asset increases by 25% from the Initial Level of 100.00 to the Final Level of 125.00.  Because the Final Level is greater than the Buffer Level, the investor receives at maturity, in addition to any accrued and unpaid Coupon Payments on the Notes, a cash payment of $1,000 per security, despite the 25% appreciation in the level of the Reference Asset.

Example 2: The level of the Reference Asset decreases by 15% from the Initial Level of 100.00 to the Final Level of 85.00.  Because the Final Level is greater than the Buffer Level, the investor receives at maturity, in addition to any accrued and unpaid Coupon Payments on the Notes, a cash payment of $1,000 per security, despite the 15% decline in the level of the Reference Asset.

Example 3: The level of the Reference Asset decreases by 50% from the Initial Level of $100.00 to the Final Level of 50.00. Because the Final Level is less than the Buffer Level, we will pay an amount in cash that will be calculated as follows:
$1,000 + [$1,000 x (-50% + 20%) x (100/80)] = $625.00
*   *  *
The Payments at Maturity shown above are entirely hypothetical; they are based on market values for the Reference Asset that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in the Reference Asset.  Please read “Additional Risk Factors Specific to Your Notes” and “Hypothetical Returns on Your Notes” in the accompanying product prospectus supplement.

P6	RBC Capital Markets, LLC

Geared Buffered Reverse Convertible Notes
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Asset.  These risks are explained in more detail in the section “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•
Principal at Risk — Investors in the Notes could lose some or all of their principal amount if there is a decline in the level in the Reference Asset between the Trade Date and the Valuation Date. If the Final Level is less than the Buffer Level, you will lose 1.25% of the principal amount for each 1% that the Final Level is less than the Buffer Level. The rate of interest payable on the Notes may not be sufficient to compensate for any such loss.

•
The Payments on the Notes Are Limited — The payments on the Notes will be limited to the Coupon Payments.  Accordingly, your return on the Notes may be less than your return would be if you made an investment in the Reference Asset, the securities included in the Reference Asset, or in a security directly linked to the positive performance of the Reference Asset.

•
Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity –The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Your return may be less than the return you would earn if you bought one of our conventional senior interest bearing debt securities.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are our senior unsecured debt securities. As a result, your receipt of the payments due on the Notes is dependent upon our ability to repay our obligations on the applicable payment date. This will be the case even if the level of the Reference Asset increases after the date that the Initial Level was determined. No assurance can be given as to what our financial condition will be at any time during the term of the Notes.

•
There May Not Be an Active Trading Market for the Notes – Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange.  RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so.  RBCCM or any of our other affiliates may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
Owning the Notes Is Not the Same as Owning the Securities Represented by the Reference Asset — The return on your Notes is unlikely to reflect the return you would realize if you actually owned the securities represented by the Reference Asset. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on those securities during the term of your Notes. As an owner of the Notes, you will not have voting rights or any other rights that holders of the Reference Asset may have.  Further, the level of the Reference Asset may increase substantially during the term of the Notes, while your return on the Notes is limited to the Coupon Payments.

•
The Initial Estimated Value of the Notes Is Less than the Price to the Public — The initial estimated value that is set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the level of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at

P7	RBC Capital Markets, LLC

Geared Buffered Reverse Convertible Notes
which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined by RBCCM for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
•
The Initial Estimated Value of the Notes on the Cover Page of this Pricing Supplement Is an Estimate Only, Calculated as of the Time the Terms of the Notes Wee Set — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
•
An Investment in the Notes Is Subject to Risks Associated in Investing in Stocks With a Small Market Capitalization — The Russell 2000® Index consists of stocks issued by companies with relatively small market capitalizations.  These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies. As a result, the level of the Russell 2000® Index may be more volatile than that of a market measure that does not track solely small-capitalization stocks. Stock prices of small-capitalization companies are also generally more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, and be less attractive to many investors if they do not pay dividends. In addition, small capitalization companies are often less well-established and less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of those individuals.  Small capitalization companies tend to have lower revenues, less diverse product lines, smaller shares of their target markets, fewer financial resources and fewer competitive strengths than large-capitalization companies. These companies may also be more susceptible to adverse developments related to their products or services.

•
Inconsistent Research — We or our affiliates may issue research reports on securities that are, or may become, components of the Reference Asset. We may also publish research from time to time on financial markets and other matters that may influence the level of the Reference Asset or the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes or with the investment view implicit in the Notes or the Reference Asset. You should make your own independent investigation of the merits of investing in the Notes and the Reference Asset.

•
Market Disruption Events and Adjustments – The Maturity Date and the Valuation Date are subject to adjustment as to the Reference Asset as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

•
Uncertain Tax Treatment — The U.S. federal income tax treatment of an investment in the Notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of an investment in the Notes, and the IRS or a court may not agree with the tax treatment described in this document.

P8	RBC Capital Markets, LLC

Geared Buffered Reverse Convertible Notes
U.S. FEDERAL TAX INFORMATION
The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement, and supersedes the discussion in the product supplement under the caption “Supplemental Discussion of U.S. Federal Income Tax Consequences.” It applies only to those holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. This discussion applies only to U.S. holders and non-U.S. holders that will purchase the Notes upon original issuance and will hold the Notes as capital assets for U.S. federal income tax purposes. This discussion does not apply to holders subject to special rules including accrual method taxpayers subject to special tax accounting rules under Section 451(b) of the Code.
You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
We intend to treat the Coupon Payments as U.S. source income for U.S. federal income tax purposes.
We will not attempt to ascertain whether the issuer of any of the component stocks included in the Reference Asset would be treated as a “passive foreign investment company” within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended (the “Code”), or a “U.S. real property holding corporation” within the meaning of Section 897 of the Code. If the issuer of one or more of such stocks were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder. You should refer to any available information filed with the SEC and other authorities by the issuers of the component stock included in the Reference Asset and consult your tax advisor regarding the possible consequences to you in this regard, if any.
NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.
In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat your Notes as an investment unit consisting of (i) a non-contingent debt instrument issued by us to you (the “Debt Portion”) and (ii) a put option with respect to the Reference Asset written by you and purchased by us (the “Put Option”). The balance of this disclosure assumes this treatment is proper and will be respected for U.S. federal income tax purposes. Pursuant to this treatment, 1.28% of each 7.25% Coupon Payment will be treated as an interest payment and 5.97% of each 7.25% Coupon Payment will be treated as payment for the Put Option for U.S. federal income tax purposes.
Treatment as an Investment Unit
If your Notes are properly treated as an investment unit consisting of a Debt Portion and Put Option, it is likely that the Debt Portion of your Notes would be treated as having been issued for the principal amount of the Notes (if you are an initial purchaser) and that interest payments on the Notes would be treated in part as payments of interest and in part as payments for the Put Option. Amounts treated as interest would be included in income in accordance with your regular method of accounting for interest for U.S. federal income tax purposes. Amounts treated as payment for the Put Option would be deferred and accounted for upon the sale, call, or maturity of the Notes, as discussed below.
If you were to receive a cash payment of the full principal amount of your Notes upon the call or maturity of your Notes, such payment would likely be treated as (i) payment in full of the principal amount of the Debt Portion (which would not result in the recognition of gain or loss if you are an initial purchaser of your Notes) and (ii) the lapse of the Put Option which would likely result in your recognition of short-term capital gain in an amount equal to the amount paid to you for the Put Option and deferred as described above. If you were to receive a cash payment upon the maturity of your Notes (excluding cash received as a Coupon Payment) of less than the full principal amount of your Notes, such payment would likely be treated as (i) payment in full of the principal amount of the Debt Portion (which would not result in the recognition of gain or loss if you are an initial purchaser of your Notes) and (ii) the cash settlement of the Put Option pursuant to which you paid to us an amount equal to the excess of the principal amount of your Notes over the amount that you received upon the maturity of your Notes (excluding cash received as a Coupon Payment) in order to settle the Put Option. If the aggregate amount paid to you for the Put Option and deferred as described above is

P9	RBC Capital Markets, LLC

Geared Buffered Reverse Convertible Notes
greater than the amount you are deemed to have paid to us to settle the Put Option, you will likely recognize short-term capital gain in an amount that is equal to such excess. Conversely, if the amount paid to you for the Put Option and deferred as described above is less than the amount you are deemed to have paid to us to settle the Put Option, you will likely recognize short-term capital loss in an amount that is equal to such difference. The deductibility of capital losses is subject to limitations.
Upon the sale of your Notes, you would be required to apportion the value of the amount you receive between the Debt Portion and Put Option on the basis of the values thereof on the date of the sale. You would recognize gain or loss with respect to the Debt Portion in an amount equal to the difference between (i) the amount apportioned to the Debt Portion and (ii) your adjusted U.S. federal income tax basis in the Debt Portion (which would generally be equal to the principal amount of your Notes if you are an initial purchaser of your Notes). Except to the extent attributable to accrued but unpaid interest with respect to the Debt Portion, such gain or loss would be long-term capital gain or loss if your holding period is greater than one year. The amount of cash that you receive that is apportioned to the Put Option (together with any amount of premium received in respect thereof and deferred as described above) would be treated as short-term capital gain. If the value of the Debt Portion on the date of the sale of your Notes is in excess of the amount you receive upon such sale, you would likely be treated as having made a payment (to the purchaser in the case of a sale) equal to the amount of such excess in order to extinguish your rights and obligations under the Put Option. In such a case, you would likely recognize short-term capital gain or loss in an amount equal to the difference between the premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to extinguish the Put Option. The deductibility of capital losses is subject to limitations.
Alternative Characterizations
There is no judicial or administrative authority discussing how your Notes should be treated for U.S. federal income tax purposes. Therefore, other treatments would also be reasonable and the IRS might assert that treatment other than that described above is more appropriate.
For example, it is possible that the Notes could be treated as a single debt instrument. Because the Notes have a term that exceeds one year, such a debt instrument would be subject to the special tax rules governing contingent payment debt instruments. If the Notes are so treated, you would be required to accrue interest income over the term of the Notes based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to the Notes. You would recognize gain or loss upon the sale, call, or maturity of the Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in the Notes. In general, your adjusted basis in the Notes would be equal to the amount you paid for the Notes, increased by the amount of interest you previously accrued with respect to the Notes. Any gain you recognize upon the sale, call, or maturity of the Notes would generally be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to the Notes, and thereafter would be capital loss. The deductibility of capital losses is subject to limitations.
In addition, the IRS has released a notice that may affect the taxation of holders of “prepaid forward contracts” and similar instruments. According to the notice, the IRS and the U.S. Treasury Department are actively considering whether the holder of such instruments should be required to accrue ordinary income on a current basis. While it is not clear whether the Notes would be viewed as similar to such instruments, it is possible that any future guidance could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.
If your Note is treated as a contingent payment debt instrument and you purchase your Note in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of your Note, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in U.S. Treasury Department regulations governing contingent payment debt instruments. Accordingly, if you purchase your Note in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.
Because of the absence of authority regarding the appropriate tax characterization of the Notes, it is possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences to you that are different from those described above. For example, it is possible that you may be required to include the entire Coupon Payment into income when it is received. It is also possible that the Notes may be characterized in whole or in part as a notional principal contract or as a different type of derivative contract. You should consult your tax advisor as to the tax consequences of possible alternative characterizations of the Notes for U.S. federal income tax purposes.

P10	RBC Capital Markets, LLC

Geared Buffered Reverse Convertible Notes
Backup Withholding and Information Reporting
Payments made with respect to the Notes and proceeds from the call, sale or maturity of the Notes may be subject to a backup withholding tax unless, in general, the holder complies with certain procedures or is an exempt recipient. Any amounts so withheld generally will be refunded by the IRS or allowed as a credit against the holder’s U.S. federal income tax liability, provided the holder makes a timely filing of an appropriate tax return or refund claim to the IRS.
Reports will be made to the IRS and to holders that are not exempted from the reporting requirements.
Non-U.S. Holders
The following discussion applies to non-U.S. holders of the Notes. You are a non-U.S. holder if you are a beneficial owner of the Notes and are for U.S. federal income tax purposes a non-resident alien individual, a foreign corporation, or a foreign estate or trust.
As discussed above, the U.S. federal income tax treatment of the Notes is uncertain and withholding agents may withhold U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) in respect of interest payments made on the Notes to a non-U.S. holder unless such payments are effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (in which case, to avoid withholding, the non-U.S. holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a non-U.S. holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable (which certification may generally be made on a Form W-8BEN or W-8BEN-E, or a substitute or successor form).  In addition, special rules may apply to claims for treaty benefits made by corporate non-U.S. holders.  A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.  The availability of a lower rate of withholding or an exemption from withholding under an applicable income tax treaty will depend on the proper characterization of the interest payments under U.S. federal income tax laws and whether such treaty rate or exemption applies to such interest payments.  No assurance can be provided on the proper characterization of the interest payments for U.S. federal income tax purposes and, accordingly, no assurance can be provided on the availability of benefits under any income tax treaty.  Non-U.S. holders must consult their tax advisors in this regard.
If you do not hold your Notes through an account with Royal Bank or its affiliates, the institution through which you hold the Notes may determine to withhold U.S. federal income tax in respect of interest payments made on the Notes as described above.
Except as discussed below, you will generally not be subject to U.S. federal income or withholding tax on any gain upon the sale or maturity of the Notes, provided that (i) you comply with applicable certification requirements, which certification may be made on Form W-8BEN or W-8BEN-E (or a substitute or successor form) on which you certify, under penalties of perjury, that you are not a U.S. person and provide your name and address, (ii) your gain is not effectively connected with your conduct of a U.S. trade or business, and (iii) if you are a non-resident alien individual, you are not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the Notes. In the case of (ii) above, you generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if you were a U.S. holder and, if you are a corporation, you may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of your earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments. Payments made to you may be subject to information reporting and to backup withholding unless you comply with applicable certification and identification requirements as to your foreign status.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS  intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on our

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determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes (for example, upon a Reference Asset rebalancing), and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the Notes to become subject to withholding tax, or if we or the institution through which you hold the Notes determine withholding is appropriate under current law, we or such institution will withhold tax at the applicable statutory rate. We will not be required to pay any additional amounts in respect of such withholding. Prospective investors should consult their own tax advisors in this regard.
Individual holders that own “specified foreign financial assets” may be required to include certain information with respect to such assets with their U.S. federal income tax return. You are urged to consult your own tax advisor regarding such requirements with respect to the Notes.
Foreign Account Tax Compliance Act
The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% U.S. withholding tax on certain U.S. source payments of interest (and OID), dividends, or other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the U.S. Treasury Department to collect and provide to the U.S. Treasury Department certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or otherwise complies with the legislation. In addition, the Notes may constitute a “financial account” for these purposes and thus, be subject to information reporting requirements pursuant to FATCA. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.
Recently proposed regulations eliminate the requirement of withholding on gross proceeds from the sale or disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. If we determine withholding is appropriate with respect to the Notes, we will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.

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INFORMATION REGARDING THE REFERENCE ASSET
We have derived the following information regarding each of the Reference Asset from publicly available documents. We have not independently verified the accuracy or completeness of the following information. Neither we nor our affiliates participate in the preparation of the publicly available documents described below. Neither we nor our affiliates have made any due diligence inquiry with respect to the Reference Asset in connection with the offering of the Notes.
The selection of the Reference Asset is not a recommendation to invest in the Reference Asset. Neither we nor any of our affiliates make any representation to you as to the performance of the Reference Asset.
Russell 2000® Index (“RTY”)

The RTY was developed by Russell Investments (“Russell”) before FTSE International Limited and Russell combined in 2015 to create FTSE Russell, which is wholly owned by London Stock Exchange Group. Russell began dissemination of the RTY (Bloomberg L.P. index symbol “RTY”) on January 1, 1984. FTSE Russell calculates and publishes the RTY. The RTY was set to 135 as of the close of business on December 31, 1986. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The RTY is determined, comprised, and calculated by FTSE Russell without regard to the Notes.
Selection of Stocks Underlying the RTY
All companies eligible for inclusion in the RTY must be classified as a U.S. company under FTSE Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades on a standard exchange in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, FTSE Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”) from all exchanges within a country. Using the HCIs, FTSE Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, FTSE Russell will use the primary location of the company’s revenue for the same cross-comparison and assigns the company to the appropriate country in a similar fashion. FTSE Russell uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, FTSE Russell will assign the company to the country in which its headquarters are located unless the country is a Benefit Driven Incorporation “BDI” country. If the country in which its headquarters is located is a BDI, it will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned. “N Shares” issued by companies controlled by mainland Chinese entities, companies or individuals and that are incorporated outside of China are not eligible for inclusion.
All securities eligible for inclusion in the RTY must trade on a major U.S. exchange. Stocks must have a closing price at or above $1.00 on their primary exchange on the “rank day” in May of each year (timetable is announced each spring) to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. FTSE Russell adds initial public offerings (IPOs) each quarter to ensure that new additions to the institutional investing opportunity set are reflected in representative indexes. A stock added during the quarterly IPO process is considered a new index addition, and therefore must have a closing price on its primary exchange at or above $1.00 on the last day of the eligibility period in order to qualify for index inclusion. If an existing index member does not trade on the rank day, it must price at $1.00 or above on another eligible U.S. exchange to remain eligible.

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An important criterion used to determine the list of securities eligible for the RTY is total market capitalization, which is defined as the market price as of the rank day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, installment receipts or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined to determine total shares outstanding. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. If multiple share classes exist, the pricing vehicle will be designated as the share class with the highest two-year trading volume as of the rank day in May.
Companies with a total market capitalization of less than $30 million are not eligible for the RTY. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the RTY. Royalty trusts, limited liability companies, closed-end investment companies (companies that are required to report Acquired Fund Fees and Expenses, as defined by the SEC, including business development companies), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion. Exchange traded funds and mutual funds are also excluded. Bulletin board, pink sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion.
Annual reconstitution is a process by which the RTY is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the rank day of May of each year, FTSE Russell reconstitutes the composition of the RTY using the then existing market capitalizations of eligible companies. Reconstitution of the RTY occurs on the last Friday in June or, when the last Friday in June is the 29th or 30th, reconstitution occurs on the prior Friday. In addition, FTSE Russell adds initial public offerings to the RTY on a quarterly basis based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution.
After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.
License Agreement
FTSE Russell and Royal Bank have entered into a non-exclusive license agreement providing for the license to Royal Bank, and certain of its affiliates, in exchange for a fee, of the right to use indices owned and published by FTSE Russell in connection with some securities, including the Notes.
FTSE Russell does not guarantee the accuracy and/or the completeness of the RTY or any data included in the RTY and has no liability for any errors, omissions, or interruptions in the RTY. FTSE Russell makes no warranty, express or implied, as to results to be obtained by the calculation agent, holders of the Notes, or any other person or entity from the use of the RTY or any data included in the RTY in connection with the rights licensed under the license agreement described in this document or for any other use. FTSE Russell makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the RTY or any data included in the RTY. Without limiting any of the above information, in no event will FTSE Russell have any liability for any special, punitive, indirect or consequential damages, including lost profits, even if notified of the possibility of these damages.
The Notes are not sponsored, endorsed, sold or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the RTY to track general stock market performance or a segment of the same. FTSE Russell’s publication of the RTY in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the stocks upon which the RTY is based. FTSE Russell's only relationship to Royal Bank is the licensing of certain trademarks and trade names of FTSE Russell and of the RTY, which is determined, composed and calculated by FTSE Russell without regard to Royal Bank or the Notes. FTSE Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and FTSE Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way

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change the RTY. FTSE Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.
“Russell 2000®” and “Russell 3000®” are registered trademarks of FTSE Russell in the U.S. and other countries.

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HISTORICAL INFORMATION
The graph below sets forth the information relating to the historical performance of the Reference Asset for the period from January 1, 2010 through April 14, 2020. We obtained the information in the graph below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the level of the Reference Asset at any time. We cannot give you assurance that the performance of the Reference Asset will not result in the loss of all or part of your investment.
Historical Information for the RTY

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SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on April 20, 2020, which is the third (3rd) business day following the Trade Date (this settlement cycle being referred to as “T+3”). For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated September 7, 2018.
We will deliver the Notes on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative arrangements to prevent a failed settlement.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time.  This is because the estimated value of the Notes will not include our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of our estimated costs and profits from hedging the Notes.  This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this pricing supplement in the initial sale of the RevCons. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the RevCons after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.
Each of RBCCM and any other broker-dealer offering the Notes have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the Notes to, any retail investor in the European Economic Area (“EEA”) or in the United Kingdom. For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

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STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduced the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors resulted in the initial estimated value for the Notes on the Trade Date being less than their public offering price.  See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 7, 2018, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC dated September 7, 2018.
In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated September 7, 2018, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated September 7, 2018.

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